

16012461

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21920

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilby Wilson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4531 N 16th St, Suite 110
(No. and Street)

Phoenix (City) AZ (State) 85016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce T. Hilby 602-508-8500 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SingerLewak, LLP
(Name – *if individual, state last, first, middle name*)

3600 S Yosemite St, Suite 600 (Address) Denver (City) CO (State) 80237 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce T. Hilby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilby Wilson, Inc, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public State of Arizona
Maricopa County
Rachel Duckett Marotta
My Commission Expires 03/06/2016

Signature

CEO/Cheif Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hilby Wilson, Inc.
(An Arizona Close Corporation)
Table of Contents


SingerLewak
Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management
Sage Partners Securities, LLC
Los Angeles, California

We have audited the accompanying statement of financial condition of Sage Partners Securities, LLC (the "Company") as of December 31, 2015, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of intemal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sage Partners Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I—Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule III—Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Sage Partners Securities, LLC's financial statements. The Supplemental Information is the responsibility of Sage Partners Securities, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SingerLewak LLP

SingerLewak LLP

Los Angeles, California
February 22, 2015


PrimeGlobal
An Association of Independent Accounting Firms

HILBY WILSON, INC.
(An Arizona Close Corporation)
Statement of Financial Condition
December 31, 2015

ASSETS		
Current Assets		
Cash & Cash Equivalents	$	10,035
TOTAL ASSETS	**$**	**10,035**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Accrued Expenses	$	6,500
Total Liabilities		6,500
Stockholders' Equity		
Capital Stock		26,614
Retained Earnings		(23,079)
Total Equity		3,535
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**10,035**

The accompanying notes are an integral part of these financial statements

HILBY WILSON, INC.
(An Arizona Close Corporation)
Statement of Operations
For the year ended December 31, 2015

Revenues	
Securities Compliance	$ 6,000
Total Income	6,000
Expense	
General & Administrative	1,624
Office Rent & Overhead	6,000
Professional Fees	7,854
Total	15,478
Taxes	
State	50
Total Taxes	50
Total Expense	15,528
Net Loss	**$ (9,528)**

The accompanying note are an integral part of these financial statements

HILBY WILSON, INC.
(An Arizona Close Corporation)
Statement of Stockholders' Equity
December 31, 2015

	Capital	Additional Paid-in Capital	Retained Earnings	Total
January 1, 2015	$ 500	$ 22,114	$ (13,551)	$ 9,063
Contributed Capital		4,000		4,000
Net Loss			(9,528)	(9,528)
December 31, 2015	$ 500	$ 26,114	$ (23,079)	$ 3,535

The accompanying note are an integral part of these financial statements

HILBY WILSON, INC.
(An Arizona Close Corporation)
Statement of Cash Flows
For the year ended December 31, 2015

OPERATING ACTIVITIES		
Net Loss	$	(9,528)
Adjustments to reconcile Net Loss to net cash used by operations:		
Accrued Expenses		2,000
Net cash used by Operating Activities		(7,528)
INVESTING ACTIVITIES		
FINANCING ACTIVITES		
Contributed Capital		4,000
Net cash provided by Financing Activities		4,000
NET DECREASE IN CASH & CASH EQUIVALENTS		(3,528)
CASH & CASH EQUIVALENTS AT BEGINNING OF YEAR		13,563
CASH & CASH EQUIVALENTS AT END OF YEAR		10,035
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash Paid for:		
Income Taxes	$	50

The accompanying note are an integral part of these financial statements

Hilby Wilson, Inc.
(An Arizona Close Corporation)
Notes to Financial Statements
December 31, 2015

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Coldwater Securities, Inc. (An Arizona Close Corporation) was incorporated on March 25, 1977, under the laws of the State of Arizona (S10-200 Arizona Revised Statutes, et seq.). This law allows a corporation to exist by the issuance of capital units, which is a proportioned share of the proprietary interest in the corporation owned by the investors. An investor is the owner of capital units of a close corporation. The corporation does not require officers and directors, but has appointed managers who have the authority to act on behalf of the corporation and have the same rights as corporate officers and directors. Effective January 1, 1983, Coldwater Securities, Inc. changed its name to Hilby Wilson, Inc. (an Arizona Close Corporation, the "Company"). The Company is licensed to operate as a broker-dealer, under the Securities and Exchange Act of 1934, and has operated as a broker for real estate limited partnerships being syndicated.

Revenue Recognition

The Company earns compliance fees for maintaining the Company's security status in the event the related parties wish to participate in various investment projects or to other broker-dealers. Compliance fees are recognized on the date the investment is funded by the investor.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Receivables

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due and payable and deferred.

Hilby Wilson, Inc.
(An Arizona Close Corporation)
Notes to Financial Statements
December 31, 2015

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The carrying value of cash, receivables and accounts payable approximates fair value because of the short maturity of these items.

NOTE 2 NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $3,535, which was less than its required net capital requirement of $5,000. The Company's net capital ratio (aggregate indebtedness/net capital) was 127% at December 31, 2015.

NOTE 3 RELATED PARTIES

The Company received compliance fees from a related corporation for the Companies' efforts in introducing investors to various projects. For the year ended December 31, 2015, the Company received $6,000 from this related corporation. The Company has an affiliate expense agreement with Tierra Associates, Ltd. to pay monthly fees of $500 for rent, utilities, and office expenses. Rent and related expenses for 2015 totaled $6,000.

NOTE 4 INCOME TAXES

For the year ended December 31, 2015, the Company incurred net operating losses and, accordingly, no provision for Federal income taxes has been recorded, Arizona has a $50 minimum income tax even when companies have a loss. At December 31, 2015, the Company had approximately $44,676 of federal and $39,903 of state net operating losses. The net operating loss carry forwards, if not utilized, will begin to expire in 2024 for federal purposes and began expiring in 2014 for Arizona purposes. During 2014 the net operating loss from 2009 that expired was $4,573. The Company has provided a full valuation for the deferred tax assets resulting from the net operating losses as management believes it is more likely than not that they will not be fully realizable.

NOTE 5 STOCKHOLDERS' EQUITY

During 2015, the owners of the Company made capital contributions of $4,000.

NOTE 6 SUBSEQUENT EVENTS

Management of the Company has reviewed all subsequent transactions through the date the financial statements were available to be issued. The Company entered into two Securities Compliance Agreements on January 1, 2016 that begin in 2016 for $10,000 each, per year, payable upon demand and shall be deemed earned upon receipt and not subject to reimbursement with related parties. It has been determined that there are no other subsequent events which require disclosure.

HILBY WILSON, INC.
(An Arizona Close Corporation)
Schedule I - Computation of Net Capital under Rule 15c3-1
December 31, 2015

Stockholders' Equity		$	3,535
Less:	total non-allowable assets		-
Net Capital	Adjustments to reconcile Net Income	$	3,535
Aggregate indebtedness-			
	items included in financial statements		6,500
Basic net capital requirement			5,000
Net capital shortfall		$	(1,465)
Ratio aggregate indebtedness to net capital			183.88%

There were no material deffernces between the above calculation and the Campnay's calculation of net capital as reflected on the unaudited Form

HILBY WILSON, INC.
(An Arizona Close Corporation)
Schedule III - Computation For Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2015

Hilby Wilson, Inc. (An Arizona Close Corporation) relies on Section (k)(2)(i) per Exemption Report of the Securities and Exchange Commission Rule 15c3-3 to exempt it from the provisions of these rules.


SingerLewak
Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Hilby Wilson, Inc.
Phoenix, Arizona 85016

We have reviewed management's statements, included in the accompanying Hilby Wilson, Inc.'s Ownership Exemption Report, in which *(a)* Hilby Wilson, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Hilby Wilson, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and *(b)* Hilby Wilson, Inc. stated that Hilby Wilson, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Hilby Wilson, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hilby Wilson, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

SingerLewak LLP

SingerLewak LLP

Denver, Colorado
February 22, 2016

3600 S Yosemite St. #600 Denver, CO 80237 T: 303.694.6700 F: 303.694.6761

877.754.4557

Hilby Wilson, Inc's. Ownership Exemption Report

Hilby Wilson, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §241.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed the exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3.3 *(k)*: (2)(i).

The company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

Hilby Wilson, Inc.
Name of Company

I, Bruce Hilby, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:______________________________



Title: President

December 31, 2015
Date of Report